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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ______)*

Trubion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89778N 10 2
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	89778N 10 2	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS: Prospect Venture Partners II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-0565416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,857,631 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.60% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II. PMC II serves as the general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N 10 2	Page	3	of	12 Pages

1	NAMES OF REPORTING PERSONS: Prospect Associates II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-0584739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,857,631 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.60% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II. PMC II serves as the general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N 10 2	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS: Prospect Management Co. II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-0565417

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,857,631 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.60% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II PMC II serves as the general partner of PVP II and PA II and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N 10 2	Page	5	of	12 Pages

1	NAMES OF REPORTING PERSONS: David Schnell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		12,500 shares of Common Stock (3)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,500 shares of Common Stock (3)

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,870,131 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.67% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II. PMC II serves as the general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	Represents an option to acquire up to 12,500 shares of Issuer’s Common stock at a price of $13.78 per share.

(4)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N 10 2	Page	6	of	12 Pages

1	NAMES OF REPORTING PERSONS: Alexander E. Barkas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,857,631 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.60% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II. PMC II serves as the general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

\

CUSIP No.	89778N 10 2	Page	7	of	12 Pages

1	NAMES OF REPORTING PERSONS: Russell C. Hirsch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,857,631 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.60% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II. PMC II serves as the general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N 10 2	Page	8	of	12 Pages

1	NAMES OF REPORTING PERSONS: James B. Tananbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,631 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,857,631 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,857,631 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.60% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13G is filed by Prospect Venture Partners II, L.P. (“PVP II”), Prospect Associates II, L.P. (“PA II”), Prospect Management Co. II, L.L.C. (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” and together with PVP II, PA II, PMC II, Schnell, Barkas and Hirsch, collectively, the “Prospect Entities”). The Prospect Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 1,829,765 shares held by PVP II; and (ii) 27,866 shares held by PA II. PMC II serves as the general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC II and share voting and dispositive power over the shares held by PVP II and PA II, however, they disclaim beneficial ownership of the shares held by PVP II and PA II, except to the extent of their pecuniary interests therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Prospect Venture Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“PVP II”), Prospect Associates II, L.P., a limited partnership organized under the laws of the State of Delaware (“PA II”), Prospect Management Co. II, L.L.C., a limited liability company organized under the laws of the State of Delaware (“PMC II”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum”), in respect of shares of Common Stock of Trubion Pharmaceuticals, Inc.
Item 1

(a)	Name of Issuer: Trubion Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	2401 14th Avenue, Suite 1050
Seattle, Washington 98121
Item 2

(a)	Name of Person(s) Filing:

Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Associates II, L.P. (“PA II”)
Prospect Management Co. II, L.L.C. (“PMC II”)
David Schnell (“Schnell”)
Alexander E. Barkas (“Barkas”)
Russell C. Hirsch (“Hirsch”)
James B. Tananbaum (“Tananbaum”)

(b)	Address of Principal Business Office:		c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

(c)	Citizenship:

	Entities:	PVP II	-	Delaware
		PA II	-	Delaware
		PMC II	-	Delaware

	Individuals:	Schnell	-	United States of America
		Barkas	-	United States of America
		Hirsch	-	United States of America
		Tananbaum	-	United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 89778N 10 2
Item 3 Not applicable.
Page 9 of 12 Pages

Item 4 Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2006:

		Sole	Shared	Sole	Shared
	Shares Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Prospect Entities	Directly	Power	Power	Power	Power	Ownership	of Class (3)
Prospect Venture Partners II, L.P.	1,829,765	0	1,857,631	0	1,857,631	1,857,631	10.60%

Prospect Associates II, L.P.	27,866	0	1,857,631		1,857,631	1,857,631	10.60%

Prospect Management Co. II, L.L.C. (1)	0	0	1,857,631	0	1,857,631	1,857,631	10.60%

David Schnell (1)	12,500 (2)	12,500 (2)	1,857,631	12,500 (2)	1,857,631	1,870,131	10.67%

Alexander E. Barkas (1)	0	0	1,857,631	0	1,857,631	1,857,631	10.60%

Russell C. Hirsch (1)	0	0	1,857,631	0	1,857,631	1,857,631	10.60%

James B. Tananbaum (1)	0	0	1,857,631	0	1,857,631	1,857,631	10.60%

(1)	Prospect Management Co. II, L.L.C. (“PMC II”) serves as the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P., and owns no securities of the Issuer directly. Schnell, Barkas, Tananbaum and Hirsch serve as Managing Directors of PMC II. Barkas, Hirsch and Tananbaum each own no securities of the Issuer directly.

(2)	Represents an option to acquire up to 12,500 shares of Issuer’s Common Stock at a price of $13.78 per share.

(3)	This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding (as of November 17, 2006), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 22, 2006.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
             Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
             Not applicable.
Item 8 Identification and Classification of Members of the Group.
             Not applicable.
Item 9 Notice of Dissolution of Group.
             Not applicable.
Item 10 Certification.
             Not applicable.
Page 10 of 12 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2007
PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

PROSPECT ASSOCIATES II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

PROSPECT MANAGEMENT CO. II, L.L.C.

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for David Schnell

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Alexander E. Barkas

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Russell C. Hirsch

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for James B. Tananbaum

Exhibit(s):
A — Joint Filing Statement
Page 11 of 12 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Trubion Pharmaceuticals, Inc. is filed on behalf of each of us.
Dated: February 12, 2007
PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

PROSPECT ASSOCIATES II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

PROSPECT MANAGEMENT CO. II, L.L.C.

By:	/s/ Dave Markland

Name:	Dave Markland as Attorney-in-Fact

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for David Schnell

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Alexander E. Barkas

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for Russell C. Hirsch

/s/ Dave Markland

Dave Markland as Attorney-in-Fact for James B. Tananbaum
Page 12 of 12 Pages